SECURITIES  COMMISSION

08029867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2007**   AND ENDING   **December 31, 2007**
                                   (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rearden Securities, LLC - *Formal name,*
New Name : Northwater Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 9800
                                   (No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Hart   **312-834-0071**
                                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
                        (Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Dan Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rearden Securities, LLC as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Daniel Hart
Signature

PRINCIPAL
Title

Neal J Kf
Notary Public

03-18-2008

> OFFICIAL SEAL
> NEAL J. KAUFMAN
> Notary Public - State of Illinois
> My Commission Expires Oct 03, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REARDEN SECURITIES, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the statements of financial condition of Rearden Securities, LLC as of December 31, 2007 and 2006 and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Rearden Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2008

REARDEN SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

		2007		2006
### ASSETS				
ASSETS				
Cash	$	46,787	$	17,997
Accounts receivable		-		25
Prepaids		308		4,900
Deposits		900		90
Goodwill		132,110		-
TOTAL ASSETS	$	180,105	$	23,012
### LIABILITIES				
LIABILITIES				
Accounts payable and accrued expenses	$	345	$	6,937
TOTAL LIABILITIES		345		6,937
### MEMBER'S EQUITY				
MEMBER'S EQUITY				
Member's equity		179,760		16,075
TOTAL MEMBER'S EQUITY		179,760		16,075
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	180,105	$	23,012

See Notes to Financial Statements

REARDEN SECURITIES, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Consulting fees	$ -	$ 12,500
FINRA payment	35,000	-
Introduction fees	111,627	148,407
TOTAL REVENUES	146,627	160,907
OPERATING EXPENSES	118,835	162,513
NET INCOME (LOSS)	$ 27,792	$ (1,606)

REARDEN SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2007 and 2006

	Total Member's Equity
Balance, December 31, 2005	$ 17,681
Net income (loss)	(1,606)
Balance, December 31, 2006	16,075
Net income (loss)	27,792
Capital distribution	(37,202)
Capital contribution	173,095
Balance, December 31, 2007	$ 179,760

REARDEN SECURITIES, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 27,792	$ (1,606)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Contributed services		
Decrease (increase) in operating assets:		
Accounts receivable	25	(25)
Prepaids	4,592	(4,900)
Deposits	(809)	2
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(6,592)	(203)
NET CASH FLOWS FROM OPERATING ACTIVITIES	25,008	(6,732)
CASH FLOWS FROM INVESTING ACTIVITIES		
Contributions	40,985	-
Distributions	(37,202)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	3,783	-
NET INCREASE (DECREASE) IN CASH	28,791	(6,732)
CASH, BEGINNING OF YEAR	17,996	24,728
CASH, END OF YEAR	$ 46,787	$ 17,996
NONCASH INVESTING		
Goodwill contributed	$ 132,110	$ -
TOTAL NONCASH INVESTING	$ 132,110	$ -

REARDEN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

(1)   <u>Nature of business and significant accounting policies</u>

Nature of business - Rearden Securities, LLC (the Company) was sold to Northwater Capital Markets, Inc. (Northwater) effective October 17, 2007 and has been inactive since that date. The Company is currently seeking approval of membership by FINRA and upon approval plans to resume operations as a broker dealer. The Company's prior operations involved investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's future operations are planned to include referral services for investment banking opportunities.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition. At times cash balances may be in excess of FDIC insurance limits.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes - The Company is a limited liability company, and as such, is taxed as a partnership. As a result, its member's separately account for their prorata share of the entity's items of income, deduction, losses, and credits. Therefore, the financial statements do not include an accrual for corporate income taxes.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill – Cost of the investment in the Company in excess of the underlying fair value of the net assets at the date of the acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill is to be written down to fair value and a corresponding impairment loss recognized.

(1) <u>Nature of business and significant accounting policies (continued)</u>

Recently issued pronouncements - SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(2) <u>Net capital requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital as defined by Rule 15c3-1 of $46,442, which exceeds its required net capital of $5,000 by $41,442. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2007.

(3) <u>Exemption</u>

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(4) <u>Related party transaction</u>

The Company shared office space in Chicago, Illinois with its previous owner. The Company incurred amounts due its affiliate for rent on a month-to-month lease and other services totaling $3,303 and $4,200 during 2007and 2006 respectively.

(5) <u>Member's equity</u>

During the years ended December 31, 2007 and 2006, the Company's members made cash capital contributions of $40,985 and $0 respectively. In addition, Northwater contributed the $132,110 of goodwill associated with its acquisition of the Company.

(6) <u>Financial Industry Regulatory Authority</u>

Effective July 2007 The NASD and The New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in revenues in 2007.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the financial statements of Rearden Securities, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 11, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Rearden Securities, LLC taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Rearden Securities, LLC's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as a material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

To the Board of Directors
Rearden Securities, LLC
Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mayer Hoffman Mc Cann P.C.

Minneapolis, Minnesota
February 11, 2008



MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the financial statements of Rearden Securities, LLC as of and for the year ended December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2008

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 179,760
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			179,760
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			179,760
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 133,317	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	133,317
7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities			0
8. Net capital before haircuts on securities positions			46,443
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 46,443

See Report on Additional Information

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19) $ 23

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries $ 5,000

13. Net capital requirement (greater of line 11 or 12) $ 5,000

14. Excess net capital (line 10 less 13) $ 41,443

15. Excess net capital at 1000% (line 10 less 10% of line 19) $ 46,408

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition $ 345

17. Add:

   a. Drafts for immediate credit
   b. Market value of securities borrowed for which no equivalent value is paid or credited
   c. Other unrecorded amounts contingent liability   0

19. Total aggregate indebtedness $ 345

20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)   0.01

See Report on Additional Information

- 14 -

REARDEN SECURITIES, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED
TO NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5		$ 46,443
Net audit adjustments:	None	-
Net capital as reported on line 10 of Schedule I		**$ 46,443**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5		$ 345
Net audit adjustments:	None	-
Total aggregate indebtedness as reported on line 19 of Schedule II		**$ 345**

See Report on Additional Information

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007
STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements for possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(ii) of the rule.

